1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 18, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED TRANSFER OF THE EQUITY INTEREST AND THE BANK LOANS
BY CHALCO HONG KONG TO CHINALCO OVERSEAS HOLDINGS

On 18 October 2013, the Company and its wholly-owned subsidiary, Chalco Hong Kong, entered into the Share Purchase Agreement with Chinalco and its wholly-owned subsidiary, Chinalco Overseas Holdings, pursuant to which Chalco Hong Kong agreed to transfer the Equity Interest and the Bank Loans to Chinalco Overseas Holdings.

Upon the Effective Date, Chalco Hong Kong will not hold any equity interest in Chalco Iron Ore and the financial results of Chalco Iron Ore will cease to be consolidated into the Group's financial results.

Chinalco is the controlling shareholder of the Company. Therefore, Chinalco and Chinalco Overseas Holdings are connected persons of the Company and the Proposed Disposal and the Proposed Loan Transfer constitute connected transactions of the Company under the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the Proposed Disposal and the Proposed Loan Transfer exceeds 25% but is less than 75%, the Proposed Disposal and the Proposed Loan Transfer constitute major transactions as well as non-exempt connected transactions of the Company under the Hong Kong Listing Rules and are therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements.

The Company will hold the EGM to seek the Independent Shareholders' approval regarding the Proposed Disposal and the Proposed Loan Transfer. However, the Company is unable to despatch the circular within 15 business days after the date of this announcement as the Company needs more time to confirm and compile the information in the circular. A circular containing, among others, (i) details of the Share Purchase Agreement and the transactions contemplated thereunder; (ii) a letter of recommendation from the independent board committee to the Independent Shareholders; and (iii) a letter of advice by an independent financial adviser to the independent board committee and the Independent Shareholders, will be despatched to the Shareholders of the Company on or before 14 November 2013.

1.	BACKGROUND

Reference is made to the announcements of the Company dated 30 September 2013 and 15 October 2013, in relation to the proposed transfer of the Equity Interest and the Bank Loans.

On 29 July 2010, the Company entered into the Joint Development Agreement with Rio Tinto and its affiliate for the development and operation of the Simandou Project, pursuant to which the Company would acquire 47% of the equity interest in a joint venture company to be incorporated by Rio Tinto.

On 6 October 2010, the Company, through Chalco Hong Kong, established Chalco Iron Ore in Hong Kong, a wholly-owned subsidiary of the Company. On 28 November 2011, Chalco Hong Kong transferred 35% of the equity interest of Chalco Iron Ore to four investors, and Chalco Iron Ore held 47% of the equity interest in the joint venture company incorporated by Rio Tinto, i.e. Simfer Jersey. On the same date, the shareholders of Chalco Iron Ore entered into the Shareholders Agreement to contribute long-term equity investment by way of shareholder loans in Chalco Iron Ore in proportion of their respective shareholdings. As at the date of this announcement, Chalco Hong Kong holds 65% equity interest in Chalco Iron Ore.

On 19 April 2012, for the Simandou Project, Chalco Hong Kong entered into the Loan Agreement with CDB to get an aggregate loan not exceeding USD702 million. The Company, as the sole shareholder of Chalco Hong Kong, entered into the Guarantee Agreement with CDB to provide guarantees for Chalco Hong Kong in relation to the bank loans under the Loan Agreement. Such bank loans are used for the long-term shareholding investment for Chalco Iron Ore under the Shareholders Agreement, which in turns for investing in the Simandou Project. As at the Valuation Date, the principal of the Bank Loans amounted to USD438.75 million according to the financial statements of Chalco Hong Kong.

On 18 October 2013, the Company and its wholly-owned subsidiary, Chalco Hong Kong, entered into the Share Purchase Agreement with Chinalco and its wholly-owned subsidiary, Chinalco Overseas Holdings, pursuant to which Chalco Hong Kong agreed to transfer the Equity Interest and the Bank Loans to Chinalco Overseas Holdings.

Upon the Effective Date, Chalco Hong Kong will not hold any equity interest in Chalco Iron Ore and the financial results of Chalco Iron Ore will cease to be consolidated into the Group's financial results.

2.	PRINCIPAL TERMS OF THE SHARE PURCHASE AGREEMENT

Date:	18 October 2013

Parties:	Chinlaco Overseas Holdings (as the purchaser);
Chinlaco (as the purchaser parent);
Chalco Hong Kong (as the seller);
the Company (as the seller parent).

Transaction:	Chalco Hong Kong agreed to dispose its 65% equity interest in Chalco Iron Ore to Chinalco Overseas Holdings.

Chalco Hong Kong proposed to transfer the Bank Loans to Chinalco Overseas Holdings subject to the consent of CDB.

Consideration:

The consideration of the Proposed Disposal to be paid by Chinalco on behalf of Chinalco Overseas Holdings to the Company on behalf of Chalco Hong Kong, is USD2,066.54 million, which is determined with reference to the 65% of the appraised net assets of Chalco Iron Ore under the Valuation Report (the "Equity Consideration").

The consideration of the Proposed Loan Transfer to be paid by the Company on behalf of Chalco Hong Kong to Chinalco on behalf of Chinalco Overseas Holdings, is USD438.75 million, which is determined based on the principal of the Bank Loans as shown in the financial statements of Chalco Hong Kong as at the Valuation Date (the "Loan Consideration").

Subsequent Investment:	Chalco Hong Kong may continue to provide long-term equity investment in Chalco Iron Ore under the Shareholders Agreement during the period from the Valuation Date to the Effective Date.

Chinalco Overseas Holdings shall repay Chalco Hong Kong the amount of the abovementioned subsequent investment if any (the "Subsequent Investment", together with the Equity Consideration, the "Total Consideration").

Payment:	On the condition that the consent of CDB in relation to the Proposed Loan Transfer has been obtained, the Total Consideration will be paid as follows:

*

The first instalment, being USD438.75 million shall be paid on the Effective Date. The first instalment will be offset by the Loan Consideration, the amount of which is equivalent to the first instalment.

*

The second instalment, being USD387.87 million plus the Subsequent Investment (if any), together with the remaining amount (the Total Consideration minus the first instalment) at the Annual Interest Rate from the date following the Effective Date to the payment date of the second instalment, will be paid on 31 December 2014.

The corresponding losses or profits of the Equity Interest incurred during the period from the Valuation Date to the Effective Date and the relevant interests will be assumed by Chalco Hong Kong and will be paid together with the second instalment.

*

The third instalment, being USD413.31 million, together with the 60% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the second instalment to the payment date of the third instalment, will be paid on 31 December 2015.

*

The fourth instalment, being USD413.31 million, together with the 40% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the third instalment to the payment date of the fourth instalment, will be paid on 31 December 2016.

*

The fifth instalment, being USD413.31 million, together with the 20% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the fourth instalment to the payment date of the fifth instalment, will be paid on or before 31 December 2017.

On the condition that the consent of CDB in relation to the Proposed Loan Transfer has not been obtained, the Total Consideration will be paid as follows:

*	The first instalment, being USD413.31 million, shall be paid on the Effective Date.

*

The second instalment, being USD413.31 million plus the Subsequent Investment (if any), together with the remaining amount (the Total Consideration minus the 20% of the Equity Consideration) at the Annual Interest Rate from the date following the Effective Date to the payment date of the second instalment, will be paid on 31 December 2014.

The corresponding losses or profits of the Equity Interest incurred during the period from the Valuation Date to the Effective Date and the relevant interests will be assumed by Chalco Hong Kong and will be paid together with the second instalment.

*

The third instalment, being USD413.31 million, together with the 60% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the second instalment to the payment date of the third instalment, will be paid on 31 December 2015.

*

The fourth instalment, being USD413.31 million, together with the 40% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the third instalment to the payment date of the fourth instalment, will be paid on 31 December 2016.

*

The fifth instalment, being USD413.31 million, together with the 20% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the fourth instalment to the payment date of the fifth instalment, will be paid on or before 31 December 2017.

Rights and Obligations:

Chinalco Overseas Holdings will assume the obligations and enjoy the rights of Chalco Hong Kong under the Loan Agreement and the Shareholders Agreement, and Chinalco will assume the obligations and enjoy the rights of the Company under the Guarantee Agreement and the Joint Development Agreement upon the Effective Date.

The corresponding interests and other costs of the Bank Loans incurred before the Effective Date will be assumed by Chalco Hong Kong.

Conditions Precedent:	The Share Purchase Agreement will become effective subject to, among other things, the fulfilment of the followings:

(a)	the Proposed Disposal having been filed at the State-owned Assets Supervision and Administration Commission of the State Council of the PRC;

(b)	the Proposed Disposal having been approved by National Development and Reform Commission of the PRC;

(c)	the Proposed Disposal having been approved by the Independent Shareholders at the EGM; and

(d)	the consent of Rio Tinto in relation to the Proposed Disposal having been obtained.

3.	INFORMATION ABOUT CHALCO IRON ORE AND THE BANK LOANS

(1)	Information about Chalco Iron Ore

Chalco Iron Ore, a limited liability company established in Hong Kong on 6 October 2010 with a total issued share capital of HK$2,000 comprising 2,000 ordinary shares of a nominal value of HK$1.00 each, is indirectly owned as to 65% equity interest by the Company as at the date of this announcement.

As at 31 December 2012, the audited book value of the net asset of Chalco Iron Ore was approximately RMB11,555.32 million. Pursuant to the Valuation Report, the appraised value of Chalco Iron Ore as at 31 December 2012 was approximately USD3,179.30 million (equivalent to approximately RMB19,983.48 million according to the exchange rate as at the Valuation Date, i.e. USD1.00=RMB6.2855) based on the discounted cash flow method. Further audited financial information of Chalco Iron Ore is set out in the table below (prepared under the China Accounting Standards for Business Enterprises):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net loss (before taxation and	-	RMB12.50 million
extraordinary items)

Net loss (after taxation and	-	RMB12.50 million
extraordinary items)

As an investment vehicle, Chalco Iron Ore holds 47% equity interest in Simfer Jersey which in turns holds indirectly 95% equity interest in the Project Company, which directly invests in and operates the Simandou Project. As at 31 December 2012, the total asset of Chalco Iron Ore amounted to approximately RMB11,581.08 million, including approximately RMB11,540.98 million of long-term equity interest investment in the Simandou Project. Therefore, the primary value of Chalco Iron Ore is its investment in the Simandou Project.

The Simandou Project involves the development of a premium open-pit iron mine located in Guinea in West Africa. Over the years, Rio Tinto, via the Project Company, has committed considerable time and cost on assessing the feasibility of the Simandou Project. According to the Detailed Report on the Engineering and Design of the Simandou Project , the current resources of No. 3 and No. 4 orebodies amounted to 2,718,000,000 tonnes with an average grade of 65.5%. With increased investment in the iron ore and optimized infrastructure, it is estimated to reach the proposed annual production scale of 100,000,000 tonnes in 2023.

(2)	Information on the Bank Loans

As at the Valuation Date, the principal of the Bank Loans owed by Chalco Hong Kong to CDB under the Loan Agreement amounted to approximately USD438.75 million as shown in the financial statements of Chalco Hong Kong.

4.	PROFIT FORECAST IN RELATION TO THE VALUATION REPORT

As the discounted cash flow method was applied in the Valuation Report, the Valuation Report is regarded as a profit forecast under Rule 14.61 of the Hong Kong Listing Rules.

Ernst &Young, the reporting accountants of the Company, has checked the arithmetical accuracy of the calculations of the discounted cash flows forecasts, which do not involve the adoption of accounting policies, underlying the valuation. The Board has confirmed that the profit forecast of Chalco Iron Ore in the Valuation Report has been made after due and careful enquiry by the Board. Letters from Ernst &Young and the Board are set out respectively in appendix I and II to this announcement.

Each of the experts has given and has not withdrawn its written consent to the issue of this announcement with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following is the qualification of each expert who has provided its conclusion or advice, which is contained in this announcement:

Name	Qualification	Date of conclusion or advice

Ernst &Young	Certified Public Accountants	16 October 2013

China United Asset	Qualified PRC valuer	28 September 2013
Appraisal Group Limited

As at the date of this announcement, as far as the Directors are aware, each of the experts was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

In the course of conducting the valuation, the principal assumptions upon which the profit forecasts for Chalco Iron Ore has been made are presented as follows:

(1)	There will not be any material changes in the policies of the macro economy, finance and industries of the countries where Chalco Iron Ore operates within the forecast period.

(2)

There will not be any material changes in the social and economic conditions as well as the policies of taxation and tax rates of the countries where Chalco Iron Ore operates within the forecast period.

(3)	The management of Chalco Iron Ore within the forecast period will continue to operate according to the operational and management modes as pre-determined.

(4)	The Project Company invests in accordance with the composition and scale of assets set out under the Detailed Project Design Report of Simandou Project .

(5)

The parameters affecting the conclusion of the valuation, such as the grades and moisture of the ore products from the principal business of the Project Company, determined with reference to the Detailed Project Design Report of Simandou Project, are valid and effective. Future sales strategies and cost control which will be up to standards as pre-determined and planned and will not be subject to significant changes.

(6)

In the future forecast period, all expenses incurred by Chalco Iron Ore will not vary substantially on basis of the Detailed Project Design Report of Simandou Project . Such expenses will be up to standards as pre-determined and planned and will vary with changes in operating scale simultaneously.

(7)

As the amount of monetary funds or bank deposits of the enterprise varies frequently during the course of production and operation, and idle funds are taken into account as surplus assets, neither the interest income from deposits nor other uncertain gain and loss other than interest-bearing liabilities will be taken into account.

5.	INFORMATION ABOUT THE PARTIES

The Company is a joint stock limited company established in the PRC; its shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and its ADRs are listed on the New York Stock Exchange. The Group is principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum; operation of coal and iron ore businesses as well as trading of other non-ferrous metal products. The Group is the largest producer of alumina and primary aluminum in the PRC.

Chalco Hong Kong, a wholly-owned subsidiary of the Company, is a limited liability company established in Hong Kong. The principal activities of Chalco Hong Kong include overseas investments and alumina import and export.

Chinalco, as the controlling shareholder of the Company, directly and indirectly holds 41.60% of the Shares of the Company as at the date of this announcement. Chinalco is a stated-owned enterprise incorporated under the laws of the PRC, whose entities and businesses were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials.

Chinalco Overseas Holdings, a wholly-owned subsidiary of Chinalco, is a limited liability company established in Hong Kong. The principal activities of Chinalco Overseas Holdings include the development of overseas resources and the investment management.

6.	REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Simandou Project is a large project in terms of the investment scale with a long construction period. As a party to the Simandou Project, taking into account of the current financial position of the Company, it brings a huge funding pressure to the Company. In order to reduce the capital expenditure, lower the gear ratio and cut down the interest expenses, the Company has to dispose of its equity interest in the Simandou Project. The Company believes that the Proposed Disposal and the Proposed Loan Transfer will bring a considerable cash flow for the Company and reduce the interest expenses.

The Directors (including the independent non-executive Directors) are of the view that the terms of Share Purchase Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

7.	FINANCIAL EFFECT OF THE TRANSACTIONS

The Company intends to use the net proceeds from the Proposed Disposal to repay a proportion of the loans of the Group so as to lower the size of the outstanding debt and to supplement the working capital of the Company so as to develop the key businesses of the Group, such as the construction and production of alumina mine, the production of aluminum and the integration of the coal, electricity and aluminum.

The gains expected to accrue to the Company from the Proposed Disposal (before deducting taxes and other expenses payable by the Company in respect of the Proposed Disposal), being the difference between the consideration and the respective carrying amount of the Group's investment as at 31 December 2012, was approximately RMB5.4 billion.

The excess of consideration over the net book value of the Equity Interest as at 31 December 2012 is approximately RMB5.4 billion. As such, the net asset value of the Company will be increased upon completion of the Proposed Disposal.

The Directors are of the view that the Proposed Disposal will not have any material effect on the assets and liabilities of the Company.

8.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

Chinalco is the controlling shareholder of the Company. Therefore, Chinalco and Chinalco Overseas Holdings are connected persons of the Company and the Proposed Disposal and the Proposed Loan Transfer constitute connected transactions of the Company under the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the Proposed Disposal and the Proposed Loan Transfer exceeds 25% but is less than 75%, the Proposed Disposal and the Proposed Loan Transfer constitute major transactions as well as non-exempt connected transactions of the Company under the Hong Kong Listing Rules and are therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements.

As Mr. Xiong Weiping, Mr. Liu Caiming, the Directors, also hold management positions in Chinalco, they have abstained from voting on the board resolutions in respect of the Proposed Disposal and the Proposed Loan Transfer. Save as the aforementioned, none of the Directors has material interest in the Proposed Disposal or the Proposed Loan Transfer and therefore no other Director has abstained from voting on such board resolutions.

Chinalco and its associates, with an aggregate 41.60% equity interest in the Company, will abstain from voting on the ordinary resolutions in relation to the Proposed Disposal and the Proposed Loan Transfer to be proposed at the EGM. No other Shareholders are required to abstain from voting at the EGM.

The Company will hold the EGM to seek the Independent Shareholders' approval regarding the Proposed Disposal and the Proposed Loan Transfer. However, the Company is unable to despatch the circular within 15 business days after the date of this announcement as the Company needs more time to confirm and compile the information in the circular. A circular containing, among others, (i) details of the Share Purchase Agreement and the transactions contemplated thereunder; (ii) a letter of recommendation from the independent board committee to the Independent Shareholders; and (iii) a letter of advice by an independent financial adviser to the independent board committee and the Independent Shareholders, will be despatched to the Shareholders of the Company on or before 14 November 2013.

9.	DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in RMB and which are listed on the Shanghai Stock Exchange

"A Shareholder(s)"	holder(s) of A Shares

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares

"Annual Interest Rate"	the interest rate of LIBOR (London Interbank Offered Rate) plus 0.9%

"associate(s)"	has the same meaning as defined in the Hong Kong Listing Rules

"Bank Loans"	the loans provided by CDB to Chalco Hong Kong in relation to the Simandou Project under the Loan Agreement, the principal of which amounted to USD438.75 million as at the Valuation Date

"Board"	the board of Directors

"business day"	any day (other than Saturday, Sunday and public holidays in Hong Kong) on which the banks in Hong Kong and the PRC are generally open for normal banking business

"CDB"	China Development Bank

"Chalco Hong Kong"	Chalco Hong Kong Limited.* , a wholly-owned subsidiary of the Company as at the date of this announcement

"Chalco Iron Ore"	Chalco Iron Ore Holdings Limited* , a non-wholly-owned subsidiary of the Company, which indirectly holds approximately 47% interests in Simfer Jersey as at the date of this announcement

"Chinalco"	Aluminum Corporation of China* , a state-owned enterprise and the controlling Shareholder of the Company as at the date of this announcement

"Chinalco Overseas Holdings"	Aluminum Corporation of China Overseas Holdings Limited* , a wholly-owned subsidiary of Chinalco as at the date of this announcement

"Company"

Aluminum Corporation of China Limited* , a joint stock limited company established in the PRC, the A Shares, H Shares and ADSs of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Director(s)"	the director(s) of the Company

"Effective Date"	the fifth business day following satisfaction of the relevant conditions precedent as set out in the Share Purchase Agreement or any other day as agreed among the parties

"EGM"

the 2013 second extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Friday, 29 November 2013

"Equity Interest"	65% equity interest in Chalco Iron Ore owned by Chalco Hong Kong

"Guarantee Agreement"

the guarantee agreement entered into between the Company and CDB on 19 April 2012, pursuant to which the Company agreed to provide guarantees for Chalco Hong Kong in relation to the bank loans under the Loan Agreement

"Group"	the Company and its subsidiaries

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars

"H Shareholder(s)"	holder(s) of H Shares

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Independent Shareholder(s)"

the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the EGM to approve the Proposed Disposal and the Proposed Loan Transfer

"Loan Agreement"

the bank loan agreement entered into between Chalco Hong Kong and CDB on 19 April 2012, pursuant to which Chalco Hong Kong obtained a loan not exceeding USD702 million from CDB for the Simandou Project

"Joint Development Agreement"	the joint development agreement entered into amongst Rio Tinto, Rio Tinto Iron Ore Atlantic Limited and the Company on 29 July 2010 for the purpose of development of the Simandou Project

"PRC"	the People's Republic of China which, for the purposes of this announcement, excludes Hong Kong, the Macau Special Administrative Region and the Taiwan region

"Project Company"	means Simfer S.A., a company incorporated in Guinea in 2002 for the purpose of investing in and developing the Simandou Project

"Proposed Disposal"	the proposed disposal of the Equity Interest by Chalco Hong Kong to Chinalco Overseas Holdings

"Proposed Loan Transfer"	the proposed transfer of the Bank Loans by Chalco Hong Kong to Chinalco Overseas Holdings

"Rio Tinto"	Rio Tinto plc, a company incorporated in England and Wales, the shares of which are listed on the London Stock Exchange and the New York Stock Exchange

"RMB"	Renminbi, the lawful currency of the PRC

"Share(s)"	A Share(s) and H Share(s)

"Shareholder(s)"	A Shareholder(s) and H Shareholder(s)

"Shareholders Agreement"

the shareholders agreement entered into amongst Chalco Hong Kong, Hantang Iron Ore Investment Limited, a subsidiary of China-Africa Development Fund, and three leading PRC enterprises for the equity interest in Chalco Iron Ore, as amended and supplemented from time to time

"Share Purchase Agreement"

the share purchase agreement entered into amongst the Company, Chalco Hong Kong, Chinalco and Chinalco Overseas Holdings on 18 October 2013 for the transfer of the Equity Interest and the Bank Loans by Chalco Hong Kong to Chinalco Overseas Holdings

"Simandou Project"	the project to develop and operate the Simandou iron ore mine located in Guinea in West Africa as further described in the Joint Development Agreement

"USD"	means US dollar, the lawful currency of the United States of America

"Valuation Date"	the date on which the value of Chalco Iron Ore is determined pursuant to an independent valuation report by China United Asset Appraisal Group Limited, being 31 December 2012

"Valuation Report"	the valuation report of Chalco Iron Ore prepared by China United Asset Appraisal Group Limited dated 28 September 2013

"%"	per cent

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
company secretary

Beijing, the People's Republic of China
18 October 2013

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. MA Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

APPENDIX I - LETTER FROM ERNST & YOUNG

16 October 2013

The Directors
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China

Dear Sirs,

We have performed the work described below, in respect of the arithmetical accuracy of the calculations of the discounted cash flow forecast (hereinafter referred to as the "Underlying Forecast") underlying the business valuation dated 28 September 2013 prepared by China United Assets Appraisal Co., Ltd. in respect of Chalco Iron Ore Holdings Limited ("Chalco Iron Ore") as at 31 December 2012. The Underlying Forecast is regarded by The Stock Exchange of Hong Kong Limited as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

RESPECTIVE RESPONSIBILITIES OF DIRECTORS OF THE COMPANY AND REPORTING ACCOUNTANTS

It is the responsibility solely of the directors (the "Directors") of Aluminum Corporation of China Limited (the "Company") to prepare the Underlying Forecast. The Underlying Forecast has been prepared using a set of assumptions (the "Assumptions"), the completeness, reasonableness and validity of which are the sole responsibility of the Directors.

It is our responsibility to draw a conclusion, based on our work on the arithmetical accuracy of the calculations of the Underlying Forecast and to present our conclusion solely to you, as a body, for the purpose of reporting under paragraph 14.62(2) and 14A.59(17)(b) of the Listing Rules and for no other purpose. We are not reporting on the appropriateness and validity of the bases and Assumptions on which the Underlying Forecast are based and our work does not constitute any valuation of Chalco Iron Ore. The Underlying Forecast does not involve the adoption of accounting policies. The Assumptions used in the preparation of the Underlying Forecast include hypothetical assumptions about future events and management actions that may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Underlying Forecast and the variation may be material. We have not reviewed, considered or conducted any work on the completeness, reasonableness and the validity of the Assumptions and thus express no opinion whatsoever thereon. Our work is more limited than that for a reasonable assurance engagement, and therefore less assurance is obtained than in a reasonable assurance engagement. We also accept no responsibility to any other person in respect of, arising out of, or in connection with our work.

BASIS OF CONCLUSION

We conducted our work in accordance with Hong Kong Standards on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of checking the arithmetical accuracy of the calculations, of the Underlying Forecast prepared based on the Assumptions made by the Directors of the Company. Our work has been undertaken solely to assist the Directors in evaluating whether the Underlying Forecast, so far as the arithmetical accuracy of the calculations is concerned, has been properly compiled in accordance with the Assumptions made by the Directors of the Company. Our work does not constitute any valuation of Chalco Iron Ore as at 31 December 2012.

CONCLUSION

Based on our work described above, nothing has come to our attention that causes us to believe that the Underlying Forecast, so far as the arithmetical accuracy of the calculations of the Underlying Forecast is concerned, has not been properly compiled on the basis of the Assumptions made by the Directors of the Company.

Yours faithfully,

Ernst & Young
Certified Public Accountants

Hong Kong

APPENDIX II - LETTER FROM THE BOARD

18 October 2013

To the Shareholders

Dear Sirs,

We refer to the announcement of the Company dated 18 October 2013 (the "Announcement"), of which this letter forms part. Unless the context otherwise requires, terms defined in the Announcement shall have the same meanings when used herein.

We hereby confirm that the Board has made the forecast of Chalco Iron Ore used in the Valuation Report after due and careful inquiry.

Yours faithfully,
By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary